Corficolombiana

NIt 890.300.653-6

RECEIVED

2009 SEP -3 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 823437

09046890

Bogotá, D.C., August 27 de 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Del Valle St

Ref.: Submission of Documents pursuant Corporación Financiera ~~Colombiana S.A.'s~~ (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

I send you, duly authenticated by a public notary, the copy of the notification to Corficolombiana's S.A General Meeting of Shareholders published on august 17th of 2009 on the Luxemburger Wort newspaper.

Please acknowledge receipt to this letter and it's enclosures by stamping the enclosed copy and returning if our messenger.

Very Truly yours,

ALFONSO RODRIGUEZ AZUERO
Vicepresident

9/8

Avis officiels

The President of Corporacion Financiera Colombiana s.a.
is hereby calling:

To the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders, to be held on September 2, 2009, at 10 a.m., at Carrera 7 No. 78-96 Club El Nogal, in the city of Bogotá D.C., to advise on the

**GENERAL ASSEMBLY MEETING
OF COMMON SHAREHOLDERS**

He is also calling the Common Stockholders and the Non-Voting Preferred Dividend Stockholders to the General Assembly Meeting of Common Stockholders to be held on **September 2, 2009, at 10.30 a.m.** at Carrera 7 No. 78-96 Club El Nogal, in the city of Bogotá, D.C.

The order of the day is the following:

1. Quorum verification
2. Reading of the Order of the Day and approval
3. Approval of the Regulation by the General Assembly Meeting of Common Shareholders
4. Appointment of a commission to approve the minute of the Assembly Meeting
5. CFC's Board of Directors and President´s report on the January-June 2009 period
6. Individual and consolidated financial statements as of June 30, 2009
7. Statutory Auditor´s report
8. Approval of the management reports and financial statements
9. Profit distribution project
10. Report of the Board of Directors on the Audit Committee´s performance
11. Report on donations
12. Proposals and miscellaneous

The documents required by the law shall be available to the shareholders at the CFC's Secretary's Office (at Carrera 13 No. 26-45 Piso 8 in the city of Bogota), within fifteen days previous to the assembly meeting.

Any shareholder who may not personally attend the Assembly Meetings in kindly requested to appoint proxies to represent him through a written communication sent to the Corporation's President, indicating the principal and agent's name, the name of the individual who may substitute the agent as the case may be, the date of the Assembly meeting for which the power is granted, and the types of shares represented. It has been agreed that except in the case of legal representation, CFC's managers and employees may not represent any shares other than their own nor, substitute the powers they have been conferred.

Jose Elias Melo Acosta
president

Die Woche an der US-Börse

An der Wall Street wächst die Unsicherheit

Die Finanzkrise ist noch lange nicht zu Ende

VON WALTER PFAEFFLE
(NEW YORK)

Der Kollaps der Colonial Bank am Freitag erinnerte erneut daran, dass die Finanzkrise in der Provinz längst nicht ausgestanden ist und die gute Stimmung an der Börse jederzeit kippen könnte. Das von der Uni Michigan ermittelte sinkende Verbrauchervertrauen von Juli auf August und der Kursrückschlag an der Wall Street könnten den Beginn einer Korrektur signalisieren, hieß es.

Der Dow-Jones-Index für 30 Standardwerte sank am Freitag um 0,8 Prozent auf 9321,40 Punkte ab. Die Wochenbilanz steht hierdurch mit 0,5 Prozent in der Kreide. Am härtesten traf es den breiter ausgerichteten S&P-500-Index. Dieser gab im Wochenvergleich um 0,6 Prozent nach, wobei die Rohstoffkomponente um 2,5 Prozent absackte.

Bei der jüngsten Bankpleite handelt es sich immerhin um den größten Zusammenbruch, seit Washington Mutual Inc im September von den Behörden geschlossen und mit JPMorgan Chase verschmolzen wurde. Colonial hatte ein Anlagevermögen von 25 Milliarden Dollar und betrieb 346 Filialen in fünf Bundesstaaten. Etlichen anderen Regio- Wohnimmobiliensektor auf riskanten Märkten wie Florida zugrunde. Erschreckend ist in diesem Zusammenhang ein Bericht der Deutsche Bank AG, wonach die Hälfte der mit Hypotheken finanzierten Wohnhäuser im ersten Quartal 2011 weniger wert sein werden als die Höhe der Hypotheken.

Stagnierender Konsum in den USA

Große Sorgen bereitet der stagnierende Konsum. Er macht in den USA zwei Drittel der amerikanischen Volkswirtschaft aus. Wenn der Verbraucher nicht bald tiefer in die Tasche greift, kann auch die rezessionsgeplagte Konjunktur nicht anspringen. Vorige Woche meldete die Regierung einen überraschenden Rückgang der Einzelhandelsumsätze im Juli und den wenig ermunternden Ausblick beim Branchenprimus Wal-Mart Stores. Die Aktien von J.C. Penney verloren mehr als sechs Prozent, nachdem der Kaufhauskonzern im dritten Geschäftsquartal rote Zahlen schreiben musste.

„Wir hatten eine schöne Rally, aber es kann nicht ewig geradlinig aufwärts gehen", sagte Michael Church, Präsident der Anlagefirma Addison Capital Group, im Wall Street Journal. „Die Investoren warten auf die richtige Aus- Gap und des Discounters Target dürften am Donnerstag in den Blickfang der Anleger rücken.

Ob die Ausstiegsgelegenheit gekommen ist, wird man in den nächsten Tagen sehen. Gestützt wurde der bisherige Aufschwung zum Teil mit den vielen positiven Quartalsberichten bei den Unternehmen. Mit dem Auslaufen der Berichtssaison dürften sich die Anleger wieder verstärkt der Konjunktur zuwenden. In der anlaufenden Woche stehen allerdings wenig Daten an, aus denen man Rückschlüsse für den weiteren Börsenverlauf ziehen könnte.

Erzeugerpreise sind gesunken

Ein Überblick über die Lage bei den Wohnhausbaugesellschaften im August ist am Montag fällig. Man rechnet mit einem leichten Anstieg. Ebenfalls am Montag stehen die Erzeugerpreise für Juli auf der Agenda, die Schätzungen zufolge um 0,4 Prozent gesunken sind. Über die Entwicklung der Regionalwirtschaft um Philadelphia im August berichtet am Donnerstag die Landeszentralbank Philadelphia. Analyst Stuart Hoffman von der PNC Bank rechnet mit 0,4 Prozent Plus. Zum Wochenausklang stehen die neuesten Zahlen zum Verkauf von Gebrauchthäusern an. „Was Ver-

ESPACIO EN BLANCO

ESPACIO EN BLANCO

Corficolombiana

Nit 890.300.653-6

RECEIVED

2009 SEP -3 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 823437

Bogotá, D.C., September 1, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Ref.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Hereby we are advising that FitchRatings decided to modify the issuer rating (IDR) of Corficolombiana S.A. from AA+/F1+ with stable perspective to AAA/f1+ with stable perspective, based on the reasons stated on the annexed document duly authenticated before a Notary, both in Spanish and English.

Very Truly yours,

ALFONSO RODRIGUEZ AZUERO
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

FITCH RATINGS COLOMBIA S.A.SCV CARRIED OUT AN EXTRAORDINARY REVIEW OF THE HOMOLOGIZED RATINGS OF ALL THE LOAN INSTITUTIONS AND ALSO THE HOMOLOGIZED RATINGS OF ISSUES THAT MAY HAVE SOME RELATIONSHIP WITH THE ISSUER RATING OF SUCH INSTITUTIONS.

Bogota, August 27, 2009. The Technical Rating Committee of Fitch Ratings Colombia S.A. S.C.V. in a meeting held on August 27, 2009, after completing the study and analysis, carried out an extraordinary review of the homologized ratings of all the rated loan institutions and also issue ratings that for any reason, may have a relationship with the issuer rating of such institutions, such as the support of the main shareholders. The ratings taken from such extraordinary review are reported below, as provided on Minute No. 1295 of the same date.

As a result of the homologation process recently completed by our rating firm, some adjustments were made with respect to the ratings granted by Duff & Phelps de Colombia S.A: S.C.V related to the financial institution sector, mainly by reason of the differences in the method applied to measure the equity sufficiency levels by Fitch Ratings globally, both in terms of quality and quantity, which not necessarily follow the guidelines established by the Colombian banking regulations. This way, a most restrictive vision of the equity measure and the quality of hybrid type issues that are accepted by the regulator as part of the secondary capital, but which are not considered by Fitch's global vision, results in equity sufficiency indexes more strict than the ones submitted to the regulating entity, and which differ in some cases from the ones obtained when using more rigorous international parameters.

Within this context, the Technical Rating Committee of Fitch Ratings Colombia S.A. decided to establish a reasonable term in order to apply the mentioned criteria; constituting this situation an uncommon fact which may affect the basis on which the homologized rating of the loan institutions was issued.

Therefore, this extraordinary review allowed to identify the entities for which the aspects related to their equity were determining during the homologation process carried out by Fitch Ratings. Also, we carried out an extraordinary review of the ratings from issuers and issues that for one reason or another may have some relationship with the issuer rating of loan [illegible] to this review.

LONG TERM	
AAA	The highest loan rating. This is the highest rate assigned by Fitch Colombia in its domestic rating scale. This rating is assigned to the highest quality obligations with respect to domestic issuers or issuances and is normally assigned to government issued or guaranteed obligations.
AA+, AA, AA-	Very high loan rating. This implies a sound loan quality with respect to other domestic issuers or issuers. The loan risk inherent to these financial obligations differs slightly from domestic issuers or issuances with the highest rating.
A+, A, A-	High loan rating. This is a strong rating with respect to issuers and domestic issuers. However, any change in the circumstances or economic conditions may affect the timely payment capacity compared to the financial obligations with higher ratings.
BBB+, BBB, BBB-	A medium grade rating: This rating is assigned to domestic issuers or issuances with medium loan rating compared to others in the country. However, any changes in the circumstances or economic conditions are very likely to impair their payment capacity compared to financial obligations with higher ratings.
BB+, BB, BB+	Speculative. This represents a relatively vulnerable loan rating, with respect to other domestic issuers or issuances. Within the national context, the payment of these financial obligations implies a certain amount of uncertainty and the timely payment capacity is more vulnerable to adverse economic changes.
B+, B, B-	Highly Speculative: This implies a significantly more vulnerable loan quality with respect to other domestic issuers. The financial obligations are currently being met, but the safety margin is very limited and the ability to continue with the timely payments depends on the favorable and sustained development of the economic and business environment.
CCC, CC, C	High risk of default. This rating includes highly vulnerable loan risk with respect to domestic issuers or issuances. The ability to pay the financial obligations exclusively depends on the favorable and sustained development of the economic and business environment.
D	Default: Default is imminent or has already occurred.
E	Suspended rating: Obligations on which no appropriate information is available.

FILE No. 823437

NAME	TYPE OF RATING	DESCRIPTION		RATING ACTION	
----------	--------------	------------------	----------	---------------	----------
Corficolombiana	Issuer (IDR)		Fitch Ratings modifies the rating to	AAA/F1+ with stable perspective	From AA+/F1+ with stable perspective
----------	--------------	------------------	----------	---------------	----------

FILE No. 823437

SHORT TERM	
F1+, F1	High loan rating. This indicates strong timely payment capacity of financial obligations with respect to other domestic issuers or issuances. Under Fitch Colombia´s domestic rating scale, this category is assigned to the highest loan rating with respect other domestic risk, and is normally assigned to financial obligations issued or guaranteed by the federal government. When the issuer´s or issuances´s characteristics are particularly strong a "+" sign is added to the rating.
F2	Very high loan rating. This implies a good timely payment capacity of financial obligations with respect to other domestic issuers or issuances. However, the safety margin is not as high as in the previous rating.
F3	High loan rating. This is for a fair timely payment capacity of financial obligations with respect to other domestic issuers. However, in the short term, such capacity is more likely to be affected by adverse changes than financial obligations with higher ratings.
B	Speculative: This represents uncertain payment capacity with respect to other domestic issuers or issuances. Such capacity is highly susceptible to adverse changes in the short term due to economic changes.
C	High risk of default: High uncertainty of timely payment of financial obligations, with respect to other domestic issuers or issuances. The capacity to meet the financial obligations depends mainly on favorable and stable economic conditions.
D	Default. Default is imminent or has already occurred.
E	Suspended rating: Obligations on which no appropriate information is available.

FILE No. 823437

CONTACTS:

Santiago Muñoz Trujillo + 57(1) 326999 Ext. 1160,
Felipe Vargas Gomez + 57(1) 326999 Ext. 1120,
Fernando Suarez Tello, 57(1) 3269999 Ext 1001,
Vicente Vargas Borray, + 57(1) 326999 Ext. 1720,
María Paula Moreno Velásquez, + 57(1) 326999 Ext. 1210,
Paola Cordoba Santander + 57(1) 326999 Ext. 1180,

Members of the Technical Rating Company who participated at the meeting where the ratings were announced: Gustavo Aristizabal, Carlos V. Ramirez, Natalia O'Byrne, Maria Paula Moreno and Glaucia Calp.

The resumes of the Technical Committee Members are available at the web page of the rating firm: www.fitchratings.com.co

FitchRatings
KNOW YOUR RISK

FILE No. 823437

FITCH RATINGS COLOMBIA S.A. SCV REVISÓ EXTRAORDINARIAMENTE LAS CALIFICACIONES HOMOLOGADAS DE TODOS LOS ESTABLECIMIENTOS DE CRÉDITO Y TAMBIÉN AQUELLAS CALIFICACIONES HOMOLOGADAS DE EMISIONES QUE PUDIERAN GUARDAR UNA RELACIÓN CON LA CALIFICACIÓN EMISOR DE DICHOS ESTABLECIMIENTOS

Bogotá 27 de agosto de 2009. El Comité Técnico de Calificación de Fitch Ratings Colombia S.A. S.C.V., en reunión del 27 de agosto de los corrientes, después de efectuar el correspondiente estudio y análisis, revisó extraordinariamente las calificaciones homologadas de todos los establecimientos de crédito calificados y también aquellas calificaciones de emisiones que, por una u otra razón, pudieran guardar una relación con la calificación emisor de dichos establecimientos, tales como el soporte de sus principales accionistas. Las acciones de calificación tomadas a raíz de dicha revisión extraordinaria se relacionan a continuación, según consta en el Acta No. 1295 de la misma fecha.

Como resultado del proceso de homologación realizado recientemente por esta Sociedad Calificadora, se presentaron algunos ajustes en las calificaciones otorgadas por Duff & Phelps de Colombia S.A. S.C.V. relacionadas con el sector de instituciones financieras, los cuales obedecieron, principalmente, a las diferencias en las formas de medición de los niveles de suficiencia patrimonial por parte de Fitch Ratings a nivel global tanto en términos de calidad como de cantidad, los cuales no necesariamente siguen los lineamientos establecidos en la normativa bancaria en Colombia. Es así como una visión mas restrictiva de la medición del capital y de la calidad de las emisiones de tipo hibrido que son aceptadas por el regulador como parte del capital secundario, pero que en la visión global de Fitch no son consideradas, resulta en indicadores de suficiencia patrimonial menos holgados que los presentados ante el regulador, y que, en algunos casos, divergen de aquellos obtenidos con el uso de parámetros internacionales más rigurosos.

En este contexto, el Comité Técnico de Calificación de Fitch Ratings Colombia S.A. decidió establecer un término prudencial para efectos de dar aplicación a los mencionados criterios, constituyendo esta situación un hecho extraordinario susceptible de afectar los fundamentos bajo los cuales se emitió la calificación homologada de los establecimientos de crédito.

Así, en esta revisión extraordinaria, se identificaron las entidades para las cuales los aspectos relacionados con su capital fueron determinantes durante el proceso de homologación realizado por Fitch Ratings. Igualmente, se decidió revisar extraordinariamente aquellas calificaciones de emisores y emisiones que, por una u otra razón, pudieran guardar una relación con la calificación emisor de dichos establecimientos de crédito objeto de la presente revisión.

FILE No. 823437

Escala de calificaciones de Fitch Ratings Colombia S.A.

LARGO PLAZO EMISOR

AAA	**La más alta calidad crediticia.** Representa la máxima calificación asignada por Fitch Colombia en su escala de calificaciones domésticas. Esta calificación se asigna a la mejor calidad crediticia respecto de otros emisores o emisiones del país y normalmente corresponde a las obligaciones financieras emitidas o garantizadas por el gobierno.
AA+, AA, AA-	**Muy alta calidad crediticia.** Implica una muy sólida calidad crediticia respecto de otros emisores o emisiones del país. El riesgo crediticio inherente a estas obligaciones financieras difiere levemente de los emisores o emisiones domésticas mejor calificadas.
A+, A, A-	**Alta calidad crediticia.** Corresponde a una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pudieran afectar la capacidad de pago oportuno de sus compromisos financieros, en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores.
BBB+, BBB, BBB-	**Adecuada calidad crediticia.** Agrupa emisores o emisiones con una adecuada calidad crediticia respecto de otros del país. Sin embargo, cambios en las circunstancias o condiciones económicas tienen una mayor probabilidad de afectar la capacidad de pago oportuno que para obligaciones financieras calificadas con categorías superiores.
BB+, BB, BB-	**Especulativa**. Representa una calidad crediticia relativamente vulnerable respecto a otros emisores o emisiones del país. Dentro del contexto del país, el pago de estas obligaciones financieras implica cierto grado de incertidumbre y la capacidad de pago oportuno es más vulnerable a cambios económicos adversos.
B+, B, B-	**Altamente especulativa.** Implica una calidad crediticia significativamente más vulnerable respecto de otros emisores del país. Los compromisos financieros actualmente se están cumpliendo, pero existe un margen limitado de seguridad y la capacidad de continuar con el pago oportuno depende del desarrollo favorable y sostenido del entorno económico y de negocios.
CCC, CC, C	**Alto riesgo de incumplimiento.** Estas categorías agrupan riesgos crediticios muy vulnerables respecto de otros emisores o emisiones dentro del país. Su capacidad de cumplir con las obligaciones financieras depende exclusivamente del desarrollo favorable y sostenible en el entorno económico y de negocios.
D	**Incumplimiento.** Se asigna a emisores o emisiones que actualmente hayan incurrido en incumplimiento.
E	**Calificación suspendida.** Obligaciones que, ante reiterados pedidos de la calificadora, no presenten información adecuada.

FILE No. 823437

NOMBRE	TIPO DE CALIFICACION	DESCRIPCION		ACCION DE CALIFICACION	
----------	--------------	------------------	----------	---------------	----------
Corficolombiana	Emisor (IDR)		Fitch Ratings modifica la calificación	AAA/F1+ con perspectiva estable	De AA+/F1+ con perspectiva estable
----------	--------------	------------------	----------	---------------	----------

FILE No. 823437

CORTO PLAZO EMISOR

F1+ F1	**Alta calidad crediticia.**Indica la más sólida capacidad de pago oportuno de los compromisos financieros respecto de otros emisores o emisiones domésticas. Bajo la escala de calificaciones domésticas de Fitch Colombia, esta categoría se asigna a la mejor calidad crediticia respecto de todo otro riesgo en el país, y normalmente se asigna a los compromisos financieros emitidos o garantizados por el gobierno federal. Cuando las características de la emisión o emisor son particularmente sólidas, se agrega un signo "+" a la categoría.
F2	**Buena calidad crediticia.** Implica una satisfactoria capacidad de pago oportuno de los compromisos financieros respecto de otros emisores o emisiones domésticas. Sin embargo, el margen de seguridad no es tan elevado como en la categoría superior.
F3	**Adecuada calidad crediticia.** Corresponde a una adecuada capacidad de pago oportuno de los compromisos financieros respecto de otros emisores del mismo país. Sin embargo, dicha capacidad es más susceptible en el corto plazo a cambios adversos que los compromisos financieros calificados con categorías superiores.
B	**Especulativa.** Representa una capacidad incierta de pago oportuno de los compromisos financieros respecto de otros emisores o emisiones del mismo país. Dicha capacidad es altamente susceptible a cambios adversos en el corto plazo por condiciones económicas.
C	**Alto riesgo de incumplimiento.** Alta incertidumbre en cuanto a la capacidad de pago oportuno de sus compromisos financieros, respecto de otros emisores o emisiones dentro del mismo país. La capacidad para cumplir con los compromisos financieros depende principalmente de condiciones económicas favorables y estables.
D	**Incumplimiento.** El incumplimiento es inminente o ya ha ocurrido.
E	**Calificación Suspendida.** Obligaciones para las cuales no se dispone de información adecuada.

FILE No. 823437

CONTACTOS

Santiago Muñoz Trujillo + 57 (1) 326 9999 Ext.1160, smunoz@fitchratings.com.co
Felipe Vargas Gómez + 57 (1) 326 9999 Ext. 1120, fvargas@fitchratings.com.co
Fernando Suárez Tello + 57 (1) 326 9999 Ext. 1001, fsuarez@fitchratings.com.co
Vicente Vargas Borray + 57 (1) 326 9999 Ext.1720, vvargas@fitchratings.com.co
Maria Paula Moreno Velásquez + 57 (1) 326 9999 Ext. 1210, mpmoreno@fitchratings.com.co
Paola Córdoba Santander + 57 (1) 326 9999 Ext. 1180, pcordoba@fitchratings.com.co

Miembros del Comité Técnico de Calificación que participaron en la reunión en la cual se asignó la(s) presente(s) calificación(es) *: Gustavo Aristizábal, Carlos V. Ramírez, Natalia O´Byrne, María Paula Moreno y Gláucia Calp.

***Las hojas de vida de los Miembros del Comité Técnico podrán consultarse en la página web de la Sociedad Calificadora: www.fitchratings.com.co**